BB 9/2

CM 9/7



UNITED STATES
S AND EXCHANGE COMMISSION
Vashington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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IUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10863

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YYY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFTRING & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

AUG 3 0 2004

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

588 MAIN STREET
(No. and Street)

WORCESTER	MA	01601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. OFTRING — 508-791-7111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, ROBERT J. OFTRING ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OFTRING & COMPANY, INC. , as of JUNE 30 , 20 04 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:



VIOLET ALMIRA GORDON
MY COMMISSION EXPIRES
OCTOBER 30, 2009
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

Signature

PRESIDENT

Title

Notary Public

Commission Expires 10/30/09

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OFTRING & COMPANY, INC.

FINANCIAL STATEMENTS

JUNE 30, 2004

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Oftring & Company, Inc.
Worcester, MA

We have audited the accompanying statement of financial condition of Oftring & Company, Inc. as of June 30, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oftring & Company, Inc. as of June 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Norwood, Massachusetts
August 26, 2004

OFTRING & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

ASSETS

Cash	$ 1,163
Receivable from broker-dealers and clearing organizations	60,186
Marketable securities owned, at market value	22,230
Advances to officer	236,218
Other assets	50,483
	$ 370,280

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 22,490
Income taxes payable	9,700
Accounts payable, accrued expenses, and other liabilities	12,409
	44,599
Stockholder's equity:	
Common stock, no par value, authorized 7,500 shares, issued 100 shares	57,000
Additional paid-in capital	50,703
Retained earnings	225,978
Less common stock in treasury, at cost	(8,000)
Total stockholder's equity	325,681
	$ 370,280

The accompanying notes are an integral part of these financial statements.

OFTRING & COMPANY, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2004

Revenues:	
Commissions	$ 836,511
Investment gains (losses)	296,775
Interest and dividends	17,028
Other income	7,777
Gain on sale of assets	122,262
	1,280,353
Expenses:	
Employee compensation and benefits	269,089
Floor brokerage, exchange and clearance fees	828,888
Communications and data processing	20,333
Occupancy	24,600
Other expenses	126,442
	1,269,352
Income from operations	11,001
Provision for income taxes	7,424
Net income	$ 3,577

The accompanying notes are an integral part of these financial statements.

OFTRING & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
Balance at July 1, 2003	$ 57,000	$ 50,703	$ 222,401	$ (8,000)
Net income	-	-	3,577	-
Balance at June 30, 2004	$ 57,000	$ 50,703	$ 225,978	$ (8,000)

The accompanying notes are an integral part of these financial statements.

OFTRING & COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2004

Cash flows from operating activities:	
Net income	$ 3,577
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on sale of assets	(122,262)
(Increase) decrease in operating assets:	
Receivable from broker-dealers and clearing organizations	204,023
Other assets	(31,137)
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses and other liabilities	(38,551)
Payable to broker-dealers and clearing organizations	22,490
Income taxes payable	(620)
Net cash provided by operating activities	37,520
Cash flows from investing activities:	
Proceeds from the sale of assets	140,000
Purchase of furniture and equipment	(1,951)
Purchase of marketable securities	(21,805)
Net cash provided by investing activities	116,244
Cash flows used for financing activities:	
Advances to officer	(157,354)
Net decrease in cash	(3,590)
Cash at beginning of the year	4,753
Cash at end of the year	$ 1,163
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 8,044

The accompanying notes are an integral part of these financial statements.

OFTRING & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2004

NOTE 1- Summary Of Significant Accounting Policies

Organization and Nature of Business

The Company is a Massachusetts corporation organized on June 7, 1962. It is 100% owned by Oftring Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc. (NASD).

Marketable Securities

Marketable securities are valued at market, with the resulting difference between cost and market value included in income.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2- Income Taxes

Taxes on income consist of the following:

	Current	Deferred	Total
Federal	$ 4,653	$(1,250)	$ 3,403
State	4,491	(470)	4,021
	$ 9,144	$(1,720)	$ 7,424

OFTRING & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JUNE 30, 2004

NOTE 2- Income Taxes (Continued)

There were significant reconciling item between income tax expense attributable to continuing operations for the year, and the amount of income tax expense that would result from applying domestic federal and state statutory rates to pretax income from continuing operations. The reconciling items were $10,343 of non-deductible meals and entertainment expense, and $15,136 in the taxable gains on the sale of office equipment and fixtures.

NOTE 3- Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $34,446 which was $29,446 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.29 to 1.

NOTE 4- Litigation

The Company is involved in litigation arising in the ordinary course of business. Management anticipates some liability from the litigation and has accrued an expense to satisfy the liability.

NOTE 5- Discontinued Operations

On December 18, 2003, the Company sold various assets which included equipment, furniture and fixtures, it's customer list, and sundry other assets to Jesup & Lamont Holding Corporation. On that date the Company suspended operations as a broker/dealer.

On June 28, 2004, the Company entered into an agreement to sell all of it's stock to Antaeus Holdings, Inc. The sale is pending approval by the NASD of the buyers suitability. Assuming that approval is received from NASD the shareholder plans to liquidate the Corporation.

OFTRING & COMPANY, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JUNE 30, 2004

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors of
Oftring & Company, Inc.
Worcester, MA

We have audited the accompanying financial statements of Oftring & Company, Inc. as of and for the year ended June 30, 2004, and have issued our report thereon dated August 26, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norwood, Massachusetts
August 26, 2004

SCHEDULE I

OFTRING & COMPANY, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

PURSUANT TO RULE 15c3-1

JUNE 30, 2004

AGGREGATE INDEBTEDNESS:		
Accounts payable, accrued expenses	$ 12,409	
Payable to broker-dealers and clearing organizations	22,490	
Income taxes payable	9,700	
TOTAL AGGREGATE INDEBTEDNESS	$ 44,599	
NET CAPITAL:		
Common stock		$ 57,000
Additional paid-in capital		50,703
Retained earnings		225,978
Treasury stock		(8,000)
		325,681
ADJUSTMENTS TO NET CAPITAL:		
Advances to officer		(236,218)
Other assets		(50,483)
Haircuts		(4,534)
Net Capital, as defined		$ 34,446
NET CAPITAL REQUIREMENT		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 29,446
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		129.48%
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of June 30, 2004)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report		$ 65,094
Net audit adjustments		148,629
Increase in non-allowables and haircuts		(179,277)
Net Capital per above		$ 34,446

SCHEDULE II

OFTRING & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2004

Oftring & Company, Inc., is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors of
Oftring & Company, Inc.

In planning and performing our audit of the financial statements of Oftring & Company, Inc. (the Company), for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Larry D. Liberfarb, P.C.
Norwood, Massachusetts
August 26, 2004